Exhibit 3.1
CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

NATIONAL CINEMEDIA, INC.

National CineMedia, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

FIRST:
That, the Board of Directors of the Company duly adopted resolutions in accordance with Sections 141 and 242 of the General Corporation Law of the State of Delaware, recommending and declaring advisable that the Second Amended and Restated Certificate of Incorporation of the Company (as amended, the “Second A&R Certificate of Incorporation”) be further amended and that such amendment be submitted to the stockholders of the Company for their consideration, as follows:

i.RESOLVED, that Article IV of the Second A&R Certificate of Incorporation be amended to add the following new Section 4.2 immediately following the existing Section 4.1 thereof:

“Section 4.2 One-for-Ten Reverse Stock Split.
a.Effective upon the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware (the “Effective Time”), each ten (10) shares of Common Stock issued and outstanding immediately prior to the Effective Time, shall, automatically and without any further action on the part of any stockholders of the Corporation, be reclassified as one (1) share of Common Stock (the “Reverse Stock Split”).

b.    Each stock certificate (or book entry shares) representing shares of Common Stock immediately prior to the Effective Time shall, from and after the Effective Time, represent that number of shares which shall have been reclassified pursuant to the Reverse Stock Split; provided, however, that each holder of any stock certificate(s) that represented shares of Common Stock immediately prior to the Effective Time shall be entitled to receive, upon surrender of such certificate(s), one or more certificates (or book entry shares) evidencing and representing the number of shares of Common Stock into which the shares represented by such certificate(s) (or book entries) shall have been reclassified pursuant to the Reverse Stock Split.

c.    No fractional shares shall be issued for shares of Common Stock pursuant to the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share of Common Stock, each fractional share of Common Stock will be (i) rounded up to the nearest whole share of Common Stock after all of the fractional interests of a holder have been aggregated, if such shares of Common Stock are held directly or (ii) rounded down to the nearest whole share of Common Stock, if such shares are subject to an award granted under an incentive plan, in order to comply with the requirements of Sections 409A and 424 of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.”

SECOND:	That, at a special meeting of stockholders of the Company, the aforesaid amendment was duly adopted by the stockholders of the Company.

THIRD:	That, the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its Chief Financial Officer on this 3rd day of August, 2023.

NATIONAL CINEMEDIA, INC.

By:	/s/ Ronnie Ng
Name: Ronnie Ng Title: Chief Financial Officer